Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated September 16, 2024

to

Prospectus dated April 12, 2024

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 12, 2024 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 31 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2024;

•	to disclose the calculation of our August 31, 2024 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to disclose certain updates to our financing arrangements; and

•	to provide an update to the status of our current public offering.

October 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2024 (and repurchases as of September 30, 2024) is as follows:

Transaction Price (per share)
Class S	$25.0766
Class T	$24.8374
Class D	$24.8932
Class M	$24.9427
Class I	$24.1719
Class F*	$25.3474
Class Y*	$24.1410

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The October 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2024. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2024 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2024 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2024.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2024 (dollar amounts in thousands):

Components of NAV	August 31, 2024
Loans receivable	$7,718,070
Investment in real estate	271,956
Mortgage-backed securities held-to-maturity	167,596
Mortgage-backed securities, at fair value	437,360
Cash and cash equivalents	59,283
Restricted cash	18,791
Other assets	227,957
Collateralized loan obligation, net of deferred financing costs	(3,850,608)
Repurchase agreements payable, net of deferred financing costs	(859,966)
Credit facility payable, net of deferred financing costs	(909,861)
Mortgage note, net of deferred financing costs	(124,131)
Accrued stockholder servicing fees(1)	(1,630)
Other liabilities	(129,029)

Net asset value	$3,025,788

Number of outstanding shares	122,535,624

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of August 31, 2024, we accrued under GAAP $103,114 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2024 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,620,583	$23,109	$10,633	$117,217	$1,213,324	$19,035	$21,887	$3,025,788
Number of outstanding shares	64,625,269	930,398	427,156	4,699,473	50,195,731	750,949	906,648	122,535,624

NAV per Share as of August 31, 2024	$25.0766	$24.8374	$24.8932	$24.9427	$24.1719	$25.3474	$24.1410

Market Update

Treasury yields fell further in August as the prospect of a new rate cut cycle beginning as soon as the Fed’s September meeting came more clearly into view. The 2-year yield fell -34bps in August, to 3.92%, while the 10-year yield declined -24bps, to 3.90%. Two- and 10-year yields have now seen peak to trough declines of -117bps and -91bps, respectively, year to date. The Bloomberg U.S. Aggregate Index generated a solid 1.44% return in August amid the declining rate environment. The index has returned 3.07% year to date and -0.04% over the last five years amid significant interest rate volatility.

Recent months’ trends held steady as deal volume and pricing were relatively muted through July. Yet both continued to show steady improvement as optimism has grown that the market is nearing the nadir of its years-long correction.

•

CRE transaction volume continues to show signs of thawing as investors prepare for a new rate cutting cycle. Measured on a three-month moving average, CRE deal volume has been positive in two of the past three months compared to the steady drumbeat of deeply negative volume during the first eight months of 2023, ranging from -50% to -60%.[1]

•

Monthly property pricing has seen similar improvements in recent months as the RCA All Property Commercial Price Index turned positive in May 2024 and has seen steady but modest increases in the three months since.[1]

CRE fundamentals outside of Office remain resilient, lending support to the market, as strong fundamentals have allowed property owners to offset some of the impact of higher interest rates.

Demand for space has clearly decelerated from historic levels yet remains robust in most property sectors as net absorption is significantly positive in three of the four major sectors. Multifamily demand has seen a sharp improvement over the past year, driven in part by more affordable rental opportunities nationwide while industrial demand has slowed to a more sustainable level than that of the past several years. Retail demand has remained firm as consumers have been reinvigorated to in-person shopping, and even malls posted positive absorption and a dip in vacancy in Q2 2024.

Rent growth across the CRE market has slowed in recent quarters, though that can be linked almost exclusively to an increase in new construction rather than a decrease in demand. Crucially, this supply headwind is fading—while we expect deliveries in these sectors to remain elevated through the remainder of 2024, a plunge in new construction starts portends a more favorable 2025 and beyond.

Office remains the clear outlier as a massive retrenchment among tenants continues to drive net operating income lower while the vacancy rate steadily rises.1

Ultimately, we expect transaction and lending activity to pick up amid a lower-rate environment in the coming quarters but believe the outlook for property values—and therefore, CRE equity investors—is much foggier. We expect CRE debt to benefit from increasing refinancing volumes and continue to outperform CRE equity in a higher-for-longer rate scenario.

Against this backdrop, we continue to view 2024 as the beginning of the next phase of a multiyear CRE correction, during which debt should remain broadly attractive relative to equity. Importantly, we believe alternative lenders continue to be in an excellent position to take market share as transaction volume improves and banks remain constrained.

[1]	MSCI Real Capital Analytics, as of July 31, 2024, latest data available.

Performance Update

We generated positive total returns across all share classes in August 2024. Distributions were offset by net asset value (NAV) depreciation of approximately $0.03 per share across all share classes driven primarily by a valuation adjustment for the single property in our originated equity portfolio and depreciation in select commercial mortgage-backed securities (CMBS) holdings.

•	The equity property’s financials have consistently performed in-line with our initial underwriting projections and benefit from built-in rent increases and long-term leases.

•

Our CMBS portfolio generates a strong level of income to complement our directly originated loan portfolio and is weighted to investment grade (71%) assets. The CMBS portfolio has been a positive contributor to NAV year to date (YTD).

YTD as of August 31, 2024, we have returned 5.22% based on the Class I share driven by stability in our NAV, which is flat YTD, and the consistency in our distribution.

We have delivered 53 consecutive months of positive total returns across varying macroeconomic conditions and financial markets. We met 100% of repurchase requests in August 2024.

The current annualized distribution rate is 7.64% for Class I shares, 7.12% for Class D shares, 7.11% for Class M shares, 6.52% for Class S shares and 6.58% for Class T shares, based on the October 1, 2024 transaction price.

The tax equivalent distribution rate is 8.54% for Class I shares, 7.96% for Class D shares, 7.95% for Class M shares, 7.29% for Class S shares and 7.35% for Class T shares, based on the October 1, 2024 transaction price.2

We offer a high level of excess income over short-term rates on both a nominal and real basis.

Based on the Class I share, our annualized distribution rate of 7.64% is 274 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.3 Our tax-equivalent annualized distribution rate is 365bps over 3-month T-bills, or 2.5x higher compared to T-bills when comparing real yields/distribution rates.

Portfolio Highlights

•	As of August 31, 2024, the portfolio was weighted to Multifamily (52%), followed by Hospitality (14%) and Industrial (11%).

•

The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (Multifamily), strong demand for business and leisure travel (Hospitality), and continued demand for technologically advanced warehouse space (Industrial).

•

We have remained disciplined in our underwriting approach year to date and sought to take advantage of our liquidity position and scale as opportunities arise, including purchasing a portfolio of senior loans from a commercial bank seeking to rebalance its CRE loan holdings. Year-to-date originations have been underwritten at loan-to-value ratios, which we believe were appropriate based on our deep, bottom-up underwriting of the property, geography and borrower, and provide a strong equity cushion beneath our loans.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.54% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.64% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[3]	Three-month T-bill yield as of September 13, 2024.

•

Non-accruals declined from 3.97% to 3.79% of the portfolio month over month as of August 31, 2024. One new multifamily property was placed on non-accrual in August while three loans backed by two multifamily properties were removed from non-accrual status as we took ownership of the properties in August. Both properties are cash flow positive, and we are actively exploring options to maximize the outcomes for shareholders. Following month-end, two multifamily properties, which represented 1.5% of the portfolio as of August 31, 2024, were removed from non-accrual as we took ownership of the property.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in CRE will largely be driven by income generation and property cash flows compared to price appreciation.

•

Available liquidity for new investments. As noted, we have maintained a strong liquidity profile which, when combined with proceeds from our continuous offering, and the natural turnover of the portfolio, allow us to remain a capital provider when many traditional lenders and peers are constrained in making new loans.

•

Deep experience of FS Investments and Rialto managing through CRE market cycles: We continue to monitor the portfolio and are proactively engaged with our borrowers. In certain cases, we may modify or extend the maturity of our loans if we believe it is in the best interest of the portfolio and our shareholders. Modifications or extensions typically require additional “skin in the game” from the borrower through a combination of extension fees, additional equity commitments, a partial paydown of the loan or additional contribution to interest reserves.

•	Continued strong performance of portfolio. We have generated positive total returns in 78 out of 80 months; our largest monthly drawdown was just -0.27% in March 2020.

•

High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•	Geographically diversified composition of our $8.9 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 85% of our borrowings are financed through match-term, non-mark-to-market facilities.

•

Relative level of income above cash yields: Financial markets expect the Federal Reserve to commence a rate-cutting cycle at its September meeting; however, the timing and pace of future rate cuts remains unclear. While our distribution rate is influenced by the level and direction of short-term rates, we take a long-term approach to setting our distribution. Our distribution policy considers the forward secured overnight financing rate (SOFR) curve, our borrowings, the pace of our capital raise, the expected timing of potential new originations as well as paydowns and prepayments, among other factors. Our distributions have not historically adjusted in lockstep with changes in interest rates.

Financing Arrangements

On August 28, 2024, FS CREIT Finance WF-1 LLC (“WF-1”), one of our indirect wholly owned special-purpose financing subsidiaries, entered into a Maturity Date and Funding Period Extension Confirmation Letter and Amendment No. 12 to Master Repurchase and Securities Contract (the “Amendment”) with Wells Fargo Bank, National Association (“Wells”), amending the Master Repurchase and Securities Contract, dated as of August 30, 2017, between WF-1, as seller, and Wells, as buyer. The Amendment provides for, among other things, an extension of the Master Repurchase and Securities Contract’s maturity date and funding period.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 49,170,983 shares of our common stock (consisting of 22,802,220 Class S shares, 24,230,188 Class I shares, 246,114 Class T shares, 218,829 Class D shares, and 1,673,632 Class M shares) in the primary offering for total proceeds of $1.216 billion and (ii) 7,193,890 shares of our common stock (consisting of 3,765,322 Class S shares, 3,126,138 Class I shares, 67,630 Class T shares, 28,101 Class D shares, and 206,699 Class M shares) pursuant to our distribution reinvestment plan for a total value of $177.71 million.